





UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38238

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRYANT PARK CAPITAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 Fifth Avenue, 16th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender — 646.290.7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel Magerman _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRYANT PARK CAPITAL SECURITIES, INC. _____ , as of December 31 _____, 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Commonwealth of Pennsylvania – Notary Seal
Renee Reilly, Notary Public
Chester County
My Commission Expires September 05, 2022
Commission Number 1332574

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).





ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Bryant Park Capital Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bryant Park Capital Securities, Inc. (the "Company") as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
February 14, 2020

818-451-4661
9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BRYANT PARK CAPITAL LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	219,420
Prepaid expenses		9,172
TOTAL ASSETS	$	228,592

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	25,055
Total liabilities		25,055
Stockholder's equity:		
Common stock, no par value, 15,000 shares authorized; 10,000 shares issued and outstanding		10,000
Additional paid-in capital		75,386
Retained earnings		118,151
Total stockholder's equity		203,537
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	228,592

See accompanying notes to financial statements.

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BRYANT PARK CAPITAL LLC)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:		
Advisory fees	$	400,000
Interest income		27
Total revenues		400,027
Expenses:		
Commissions		189,262
Regulatory fees		55,334
Allocated charge for use of office space		71,226
Accounting fees		21,067
Other expenses		38,836
Total expenses		375,725
NET INCOME	$	24,302

See accompanying notes to financial statements.

4

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BRYANT PARK CAPITAL LLC)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - beginning	$ 10,000	$ 75,386	$ 93,849	$ 179,235
Net income	-	-	24,302	24,302
BALANCE - ENDING	$ 10,000	$ 75,386	$ 118,151	$ 203,537

See accompanying notes to financial statements.

5

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BRYANT PARK CAPITAL LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:	
Net income	$ 24,302
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in operating assets and liabilities:	
Due from Parent	87,520
Prepaid expenses	711
Accounts payable and accrued expenses	804
Net cash provided by operating activities	113,337
Cash provided by (used in) investing activities	-
Cash flows from financing activities	-
Net increase in cash and cash equivalents	113,337
Cash and cash equivalents at beginning of year	106,083
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 219,420

See accompanying notes to financial statements.

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BRYANT PARK CAPITAL LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 1.   **ORGANIZATION AND NATURE OF BUSINESS**

Bryant Park Capital Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business activities include investment banking, advisory and consulting services, and merger and acquisition assignments and valuations. The Company is a wholly owned subsidiary of Bryant Park Capital LLC (the "Parent").

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Revenue from Contracts With Customers

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue may be recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit and money market accounts.

Income Taxes

The Company has elected to be a Qualified Subchapter S Subsidiary ("QSSS") of the Parent. As a QSSS, all items of taxable income, deductions, and tax credits are passed through to and are reported by the owners of the Parent on their respective income tax returns. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

For the year ended December 31, 2019, the Company did not incur any interest and penalties from taxing authorities for returns filed in prior years.

The following are the major tax jurisdictions for the Company: federal, New York State, New York City and Pennsylvania. Generally, tax years 2015 to present are open for examination by federal, state and local tax authorities.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB Accounting Standards Codification ("ASC") 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

New Accounting Pronouncement

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02, Leases. Also, in July 2019, the FASB issued ASU 2019-10, Codification Improvements to Leases. These updates require that, at lease inception, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for finance leases, the lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statement of operations, while for operating leases, such amounts should be recognized as a combined expense in the statement of operations. In addition, ASU No. 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2019, including interim periods within that reporting period. Early adoption is permitted. The Company does not currently have any lease agreements, as defined in ASC 842, and therefore, does not believe the adoption of this ASU will have a material impact on the financial statements and related disclosures.

NOTE 3.   REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2019, the Company had net capital of $194,365, which was $189,365 in excess of the required minimum net capital of $5,000, and its ratio of aggregate indebtedness to net capital was 12.89% at December 31, 2019. In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle customers' cash or securities.

NOTE 4.   RELATED-PARTY TRANSACTIONS

In August 2016, the Parent and Company entered into a service agreement under which the Parent allocates administrative expenses to the Company. The Parent allocated $102,000 in administrative allocable expenses under the agreement during the year ended December 31, 2019.

From time to time, the Company may receive stock warrants or other securities from clients as compensation for services. Such warrants and other securities received are ultimately distributed to the Parent. No warrants or other securities were received or distributed to the Parent in 2019.

NOTE 5.   SUBSEQUENT EVENTS

Management has evaluated the activity of the Company through the date these financial statements were issued and has concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BRYANT PARK CAPITAL LLC)
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2019

COMPUTATION OF NET CAPITAL

Stockholder's equity	$	203,537
Deductions:		
Non-allowable assets:		
Prepaid expenses		(9,172)
Net capital, as computed		194,365
Minimum net capital		(5,000)
Excess net capital	$	189,365

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$	25,055
Total aggregate indebtedness	$	25,055

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Percentage of aggregate indebtedness to net capital		12.89%

The above computation of net capital does not materially differ from the Company's unaudited computation as of December 31, 2018, filed on Form X-17A-5 Part IIA.

See report of independent registered public accounting firm.

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BRYANT PARK CAPITAL LLC)

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-3

DECEMBER 31, 2019

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company operates under the provisions of SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(i) under the Securities and Exchange Act of 1934.

See report of independent registered public accounting firm.









ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Bryant Park Capital Securities, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Bryant Park Capital Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Bryant Park Capital Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Bryant Park Capital Securities, Inc. stated that Bryant Park Capital Securities, Inc. met the identified exemption provisions throughout the year ended December 31, 2019 without exception. Bryant Park Capital Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bryant Park Capital Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 14, 2020

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com



BRYANT PARK CAPITAL SECURITIES

BRYANT PARK CAPITAL SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
BRYANT PARK CAPITAL LLC)
DECEMBER 31, 2019

Rule 15c3-3 Exemption Report

Bryant Park Capital Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15C3-3 under the following provisions of 17 C.F.R. 240.15C3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17C.F.R. 240.15C3-3(k)(2)(i) throughout the year ended December 31, 2019 without exception.

Bryant Park Capital Securities, Inc.

I, Joel Magerman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _~~~~~~~~~~~~~~~~~~~~~~~~~~~

Title: General Securities Principal

489 FIFTH AVENUE – 16TH FLOOR • NEW YORK, NEW YORK • 10017
TEL: (212) 798-8200 • FAX: (212) 798-8211 • WEBSITE: WWW.BRYANTPARKCAPITAL.COM